

Mail Stop 4628

November 7, 2017

Via Email
Hua Zhong
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

> **Re:** **CNOOC Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 21, 2017**
> **Supplemental Response Dated September 20, 2017**
> **File No. 1-14966**

Dear Mr. Zhong:

We have reviewed your September 20, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2017 letter.

Form 20-F for Fiscal Year ended December 31, 2016

Financial Statements

Notes to Consolidated Financial Statements

Note 14 – Property, Plant and Equipment, page F-47

1.   The disclosure on page F-18 of your Form 20-F states: "For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units." As your response to prior comment 3 states that the group of assets for Long Lake is deemed a cash-generating unit (a "CGU"), tell us whether you have allocated any goodwill to this CGU and, if so, describe your application of paragraph 104 of IAS 36. In addition, provide the disclosures required by paragraph 134 of IAS 36.

2.   Revise the disclosure regarding the impairment loss recognized on the Long Lake project to provide additional detail describing the events and circumstances that led to the recognition of the impairment loss, including your operating plan for the Long Lake assets. Your revised disclosure should address the assumptions used to determine the recoverable amount of this CGU and state the recoverable amount along with the discount rate used in your estimate. Refer to paragraphs 130 and 132 of IAS 36.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director
                                                Office of Natural Resources